# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XYLO TECHNOLOGIES LTD, CIK 0001618500
CUSIP: 58471G508
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, Tel Aviv, Israel (L3), 6971072
Date of event which requires filing of this statement: 08/11/2025
Filed by CIK 0001749628
Persons authorized to receive notices and communications: L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 4,912,827; shared voting power 0; sole dispositive power 4,912,827; shared dispositive power 0; aggregate amount beneficially owned 4,912,827 (9.59% of the class)
  Comment: (1) Includes 4,635,400 ordinary shares underlying 115,885 ADSs held by L.I.A Pure Capital Ltd. and 277,427 ordinary shares registered in book-form by the Issuer's transfer agent (2) Based on 51,241,661 ordinary shares outstanding as of April 17, 2025 (based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025).
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: affiliate funds (AF); sole voting power 4,912,827; shared voting power 0; sole dispositive power 4,912,827; shared dispositive power 0; aggregate amount beneficially owned 4,912,827 (9.59% of the class)
  Comment: (1) Includes 4,635,400 ordinary shares underlying 115,885 ADSs held by L.I.A Pure Capital Ltd. and 277,427 ordinary shares registered in book-form by the Issuer's transfer agent (2) Based on 51,241,661 ordinary shares outstanding as of April 17, 2025 (based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: XYLO TECHNOLOGIES LTD
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, Tel Aviv, Israel (L3), 6971072
Comment: The undersigned, L.I.A Pure Capital Ltd., a private company organized under the laws of the State of Israel, company no. 514408715 ("Pure Capital"), and Kfir Silberman, an Israeli citizen and Pure Capital's chief executive officer, sole director, and sole shareholder, (collectively, the "Reporting Persons"), hereby file this Amendment No. 6 to Schedule 13D (the "Schedule 13D" or "Schedule"), previously filed on February 18, 2025 and amended on April 17, 2025, April 22, 2025, May 29, 2025, June 4, 2025, and June 25, 2025, with respect to the ordinary shares, no par value ("Ordinary Share"), underlying American Depositary Shares ("ADSs") of Xylo Technologies Ltd., a company organized under the laws of Israel, with registered offices located at 10 Hanechoshet St., 4th Floor, Tel-Aviv 6971072, Israel (the "Issuer"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and replaced with the following:

The ADSs reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $512,856, utilizing the funds of Pure Capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On August 11, 2025, the Issuer furnished to the Securities and Exchange Commission a report of Foreign Private Issuer on Form 6-K (the "Tax Ruling 6-K"), in which the Issuer noted that it has obtained the Israeli tax ruling required for the consummation of the Arrangement and that closing procedures for the Arrangement have been initiated. The Isser has also noted in the Tax Ruling 6-K that, on August 22, 2025, the Issuer's ADSs will be de-listed from Nasdaq and the Issuer will terminate its SEC registration. From August 22, 2025, holders of ADSs will be entitled to receive from Pure Capital cash consideration of $5.25 per ADS, subject to applicable withholding taxes.

The Issuer has also stated in its Tax Ruling 6-K that the Bank of New York Mellon ("BNY"), as Issuer's depositary, will send a separate notice to holders of Issuer's ADSs that the deposit agreement among the Issuer, BNY and holders of Issuer's ADSs will terminate on the earlier of 30 days after the date of that notice or the date on which there are no outstanding Issuer's ADSs; and that BNY will close its books for all issuances and cancellations after close of business August 21, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and replaced with the following:

As of the date of this filing, the Reporting Persons may be deemed the beneficial owners of the ordinary shares underlying the ADSs described above. Based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025, such ordinary shares constitute approximately 9.59% of the issued and outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and replaced with the following:

As of the date of this filing, the Reporting Persons are the beneficial owners of the ordinary shares underlying the ADSs described above, to which the Reporting Persons possess (i) sole power to vote or to direct the vote and (ii) sole power to dispose or to direct the disposition of such ordinary shares. Based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025, such ordinary shares constitute approximately 9.59% of the issued and outstanding ordinary shares of the Issuer.
Transactions in the class effected during the past sixty days:
During the past 60 days, the Reporting Persons effected no transactions in the Issuer's securities other than those set forth in the following table:

Trade Date: ADSs Purchased: Price Per ADS:
June 16, 2025 1,500 $4.98
June 16, 2025 1,000 $4.94
June 18, 2025 1,000 $5.00
June 20, 2025 1,000 $4.99
June 23, 2025 558 $5.01
June 25, 2025 1,349 $5.07
June 25, 2025 79 $4.87
June 30, 2025 500 $5.10
July 2, 2025 300 $5.03
July 3, 2025 529 $5.05
July 14, 2025 5,000 $4.90
July 15, 2025 700 $4.99
July 15, 2025 194 $4.90
July 16, 2025 250 $4.90
July 17, 2025 51 $5.00
July 18, 2025 317 $5.13
July 18, 2025 1,000 $5.09
July 18, 2025 500 $5.08
July 18, 2025 84 $5.04
July 23, 2025 4 $5.12
July 25, 2025 64 $5.07
August 7, 2025 43,000 $5.06
August 7, 2025 5,412 $5.0327

Trade Date: ADSs Sold: Price Per ADS:
August 7, 2025 2,000 $5.06
August 7, 2025 23,223 $5.06
August 7, 2025 18,270 $5.06
August 7, 2025 2,000 $5.00
August 7, 2025 3,000 $5.05

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman (08/12/2025)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (08/12/2025)